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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              ELECSYS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28473 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 6, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5

CUSIP No.   28473 10 0

--------------------------------------------------------------------------------
1. Names of Reporting Persons.

        Robert D. Taylor

I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  | |

            (b)  | |
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization

        US CITIZEN
--------------------------------------------------------------------------------
Number of
Shares          5. Sole Voting Power          147,300
Beneficially    6. Shared Voting Power            -0-
Owned by        7. Sole Dispositive Power     147,300
Each Reporting  8. Shared Dispositive Power       -0-
Person With
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
                                              147,300

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (11)

                                                 5.28%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

                                  Page 2 of 5

Item 1.
                 (a)  Name of Issuer

                      ELECSYS CORPORATION

                 (b)  Address of Issuer's Principal Executive Offices

                      15301 West 109th Street
                      Lenexa, KS  66219

Item 2.
                 (a) Name of Person Filing

                     ROBERT D. TAYLOR

                 (b) Address of Principal Business Office or, if none, Residence

                     11201 W. 121st Terrace
                     Overland Park, KS  66213

                 (c) Citizenship

                     U.S. CITIZEN

                 (d) Title of Class of Securities

                     COMMON STOCK

                 (e) CUSIP Number

                     284730 10 0

Item 3.   Type of Reporting Person

          Not Applicable

Item 4.   Ownership.

          (a) Amount beneficially owned: 147,300

                 (b) Percent of class:   5.28%

                                  Page 3 of 5

                 (c) Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote:  147,300

                     (ii)  Shared power to vote or to direct the vote:  -0-

                     (iii) Sole power to dispose or to direct the
                           disposition of:                            147,300

                     (iv)  Shared power to dispose or to direct the
                           disposition of:                              -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.
                                                        N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Instruction:
Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                                                        N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

                                                        N/A

If a parent holding company has filed this schedule, pursuant to Rule
13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group

                                                        N/A

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

                                                        N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                  Page 4 of 5

Item 10.  Certification
                                N/A

          (a)  The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   2/10/04                                 /s/ Robert D. Taylor
     -----------------                          -------------------------------

                                  Page 5 of 5